MORRISON | FOERSTER

MORRISON & FOERSTER LLP
REGISTERED ASSOCIATED OFFICES OF
ITO & MITOMI

SHIN-MARUNOUCHI BUILDING, 29TH FLOOR
5-1
C
T +81 3 3214 6512
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08005657

モリソン・フォースター外国法事務弁護士事務所
伊藤 見富法律事務所
(外国法共同事業事務所)

〒100-6529
東京都千代田区丸の内一丁目5番1号新丸の内ビルディング29階

October 31, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of Report Release for the First Six Months of the Fiscal Year ending March 31, 2009

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at Shin-Marunouchi Building, 29th Floor, 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6529, Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

Enclosure

tk-76262 v49

(Translation)

Report Release for the First Six Months of the Fiscal Year ending March 31, 2009

October 29, 2008

East Japan Railway Company

Code Number: 9020
(URL: http://www.jreast.co.jp/)
Representative: Satoshi Seino
President and CEO
Contact Person: Tetsushiro Matsuzaki
General Manager,
Public Relations Department

Listings:
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange

Tel.: (03)5334-1300

Scheduled Date of Filing of Quarterly Securities Report: November 14, 2008

Scheduled Date of Dividend Payment Commencement: December 2, 2008

* The figures are rounded down to the nearest one million yen.

1. Consolidated Business Results (April 1, 2008 through September 30, 2008)

(1) Consolidated Results of Operations

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income
Six months ended September 30, 2008	¥1,353,384 million –	¥253,850 million –	¥200,054 million –	¥122,036 million –
Six months ended September 30, 2007	¥1,334,640 million 1.1%	¥259,241 million 4.6%	¥201,083 million 1.5%	¥112,463 million (7.7)%

	Earnings per Share	Earnings per Share (fully diluted)
Six months ended September 30, 2008	¥30,538.43	–
Six months ended September 30, 2007	¥28,142.79	–

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
At September 30, 2008	¥6,937,417 million	¥1,725,506 million	24.5%	¥425,147.67
At March 31, 2007	¥6,942,002 million	¥1,622,005 million	23.0%	¥399,482.72

(Note) Shareholders' Equity
At September 30, 2008: ¥1,698,949 million
At March 31, 2008: ¥1,596,398 million

2. Dividends

	Dividends per Share				
Reference Date	First Three Months	Interim	First Nine Months	Year-end	Total Annual
Year ended March 31, 2008	–	¥5,000.00	–	¥5,000.00	¥10,000.00
Year ending March 31, 2009	–	¥5,500.00	—	—	—
Year ending March 31, 2009 (Forecast)	—	—	–	¥5,500.00	¥11,000.00

(Note) Revision of dividends forecast during the first six months period: Not applicable

Figure for dividends per share for the year ending March 31, 2009 (forecast) do not reflect the stock split. Please refer to "(Reference) Forecast of Business Results and Dividends Reflecting Stock Split" below for details.

3. Forecast of Consolidated Business Results (April 1, 2008 through March 31, 2009)

(Percentages represent changes compared with the previous year.)

	Operating Revenues	Operating Income	Ordinary Income	Net Income	Earnings per Share
Annual	¥2,727,000 million 0.9%	¥442,000 million (0.7)%	¥335,000 million (0.5)%	¥197,000 million 3.9%	¥49,297.57

(Note) Revision of forecast of consolidated business results during the first six months period: Applicable

Figures for earnings per share for the forecast of consolidated business results (April 1, 2008 through March 31, 2009) do not reflect the stock split. Please refer to "(Reference) Forecast of Business Results and Dividends Reflecting Stock Split" below for details.

4. Others

(1) Changes to principal subsidiaries during the fiscal year (status changes of specified subsidiaries due to changes in the scope of consolidation): Not applicable

(2) Application of simplified accounting methods or special accounting methods for the preparation of consolidated quarterly financial statements: Not applicable

(3) Changes to accounting policies and procedures, and methods of representation concerning preparation of consolidated quarterly financial statements:
- (i) Changes due to amendment to accounting standards: Applicable
- (ii) Changes other than (i): Applicable

(4) Number of outstanding shares (common stock)
- (i) Total outstanding shares as of the end of each fiscal year (including treasury stock):
  - At September 30, 2008: 4,000,000
  - At March 31, 2008: 4,000,000
- (ii) Total number of treasury stock as of the end of each fiscal year:
  - At September 30, 2008: 3,860
  - At March 31, 2008: 3,837
- (iii) Average number of shares during the period:
  - Six months ended September 30, 2008: 3,996,154
  - Six months ended September 30, 2007: 3,996,182

* Notes for the forward-looking statements

Please note that the forward-looking statements in this report including forecast of business results as mentioned above are based on certain assumptions that we currently deem reasonable, and that the actual results may change according to various factors.

7

(Reference) Forecast of Business Results and Dividends Reflecting Stock Split

In accordance with the resolution at the meeting of the board of directors held on April 28, 2008 and the approval of the amendment to the Articles of Incorporation at the 21st ordinary general meeting of shareholders held on June 24, 2008, JR East plans to implement a stock split at a ratio of 100 shares for each share of common stock with an effective date one day before the date on which the "Law Amending the Partial Revision of the Commercial Code Concerning Transfer of Bonds for Rationalization of Settlements Related to Trade such as Shares (Law No. 88 of 2004)" takes effect. If the said stock split had been implemented at the beginning of the period, forecast of business results and dividends for fiscal 2009 would be as follows.

1. Forecast of Business Results (April 1, 2008 through March 31, 2009)

		Earnings per Share
Consolidated	Annual	¥492.98

2. Forecast of Dividends (April 1, 2008 through March 31, 2009)

	Dividends per Share		
Reference Date	Interim	Year-end	Total Annual
Year ending March 31, 2009 (Result)	¥55.00		¥110.00
Year ending March 31, 2009 (Forecast)		¥55.00	

END